Exhibit 99.1

GRINDROD SHIPPING HOLDINGS LTD.

UNAUDITED FINANCIAL RESULTS FOR THE THIRD QUARTER & NINE MONTHS OF THE YEAR

ENDING DECEMBER 31, 2022

Singapore, November 16, 2022: — Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping” or “Company” or “we” or “us” or “our”), a global provider of maritime transportation services predominantly in the drybulk sector, today announced its earnings results for the three months and the nine months ended September 30, 2022.

Financial Highlights for the Three Months Ended September 30, 2022

▪	Revenues of $107.2 million

▪	Gross profit of $38.5 million

▪	Profit for the period attributable to owners of the Company of $22.2 million, or $1.17 per ordinary share

▪	Adjusted net income of $27.3 million, or $1.44 per ordinary share(1)

▪	Adjusted EBITDA of $47.8 million(1)

▪	Handysize and supramax/ultramax TCE per day of $23,257 and $25,645, respectively(1)

Financial Highlights for the Nine Months Ended September 30, 2022

▪	Revenues of $379.1 million

▪	Gross profit of $143.8 million

▪	Profit for the period attributable to owners of the Company of $107.9 million, or $5.72 per ordinary share

▪	Adjusted net income of $110.4 million, or $5.85 per ordinary share(1)

▪	Adjusted EBITDA of $171.9 million(1)

▪	Handysize and supramax/ultramax TCE per day of $24,396 and $27,015, respectively(1)

▪	Period end cash and cash equivalents of $140.8 million and restricted cash of $9.8 million

(1) Adjusted EBITDA, Adjusted net income and TCE per day are non-GAAP financial measures. For the definitions of these non-GAAP financial measures and the reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to the definitions and reconciliations in “Non-GAAP Financial Measures” at the end of this press release.

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Operational Highlights for the Three Months Ended September 30, 2022

▪	On July 25, 2022, we purchased the 2015-built supramax bulk carrier, IVS Pinehurst for an amount of $18.0 million.
▪	On September 14, 2022, we exercised the option to extend the firm charter-in period of the 2020-built supramax bulk carrier IVS Pebble Beach for 12 months at $12,950/day, starting from approximately October 15, 2022.
▪	On September 21, 2022, we exercised the option to extend the firm charter-in period of the 2014-built supramax bulk carrier IVS Naruo for 12 months at $13,000/day, starting from approximately January 21, 2023.

Recent Developments

▪

On October 11, 2022, we exercised the option to extend the firm charter-in period of the 2020-built supramax bulk carrier IVS Atsugi for 12 months at $12,950/day, starting from approximately December 23, 2022.

▪

On October 12, 2022, the Company announced that we have entered into a transaction implementation agreement among the Company, Taylor Maritime Investments Limited (“TMI”) and Good Falkirk (MI) Limited, a wholly-owned subsidiary of TMI (the “Offeror”), providing for a voluntary conditional cash offer (the “Offer”) to be made by the Offeror for all of the issued ordinary shares (the “Shares”) in the capital of the Company (other than Shares held by the Offeror and Shares held in treasury) (the “Offer Shares”).

▪

The Company does not intend to declare any further dividends for 2022 prior to the consummation of the Offer after the initial offer period. In connection with the consummation of the Offer following the initial offer period, the Company’s Board of Directors may be reconstituted such that all of the directors (other than two current independent directors of the Company) will be persons designated by TMI. After the consummation of the Offer and immediately following the initial offer period, all decisions with respect to whether to declare and pay any future dividends (and, if so, the amount of any such dividend) will be made by the reconstituted Company Board as it may determine in its sole discretion. There is no guarantee that the Company Board will declare or pay any dividends after the consummation of the Offer and immediately following the initial offer period and, if it determines to do so, the amount or timing of any such dividends.

▪	As of November 10, 2022, we have contracted the following TCE per day for the fourth quarter of 2022 (1):

-	Handysize: approximately 959 operating days(2) at an average TCE per day of approximately $15,688

-	Supramax/ultramax: approximately 1,455 operating days(2) at an average TCE per day of approximately $22,850

(1) TCE per day is a non-GAAP financial measure. For the definition of this non-GAAP financial measure and the reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to the definitions and reconciliations in “Non-GAAP Financial Measures” at the end of this press release.

(2) Operating days: the number of available days in the relevant period a vessel is controlled by us after subtracting the aggregate number of days that the vessel is off-hire due to a reason other than scheduled drydocking and special surveys, including unforeseen circumstances. We use operating days to measure the aggregate number of days in a relevant period during which vessels are actually available to generate revenue.

CEO Commentary

Stephen Griffiths, the Interim Chief Executive Officer and Chief Financial Officer of Grindrod Shipping, commented:

“Our results for the third quarter of 2022 were quite strong overall, though lower sequentially relative to the second quarter of 2022 as charter rates persistently declined over the course of the quarter. For the third quarter of 2022, we achieved $47.8 million of Adjusted EBITDA and $27.3 million of Adjusted net income, or $1.44 per ordinary share from continuing operations. Handysize and supramax/ultramax TCE per day were $23,257 and $25,645, respectively, for the third quarter of 2022. While supply fundamentals have remained intact with a low orderbook persisting due to uncertainty surrounding new engine technology and emissions controls, trade demand appears to have softened so far this year. In the first half of the year, minor bulks were the only major category of drybulk cargoes to remain positive from a cargo growth perspective, but they too contracted in the third quarter. Our vessels continued to outperform the larger drybulk vessel classes during the quarter and year to date periods and have delivered robust free cash flows for the Company, further strengthening our balance sheet.”

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Unaudited Results for the Three Months Ended September 30, 2022 and 2021

Continuing Operations

Revenue was $107.2 million for the three months ended September 30, 2022 and $135.1 million for the three months ended September 30, 2021. Vessel revenue was $107.0 million for the three months ended September 30, 2022 and $135.0 million for the three months ended September 30, 2021. Revenue decreased due to weakening market conditions in the drybulk business and a reduction in short-term operating days due to the redelivery of the short-term vessels that were chartered-in during a weaker market and were not extended due to reduced demand for drybulk tonnage brought about by global recession.

Our handysize total revenue and supramax/ultramax total revenue was $43.6 million and $63.6 million, respectively, for the three months ended September 30, 2022, and $46.6 million and $87.3 million, respectively, for the three months ended September 30, 2021. Handysize vessel revenue and supramax/ultramax vessel revenue was $43.5 million and $63.5 million, respectively, for the three months ended September 30, 2022, and $46.5 million and $87.3 million, respectively, for the three months ended September 30, 2021. The results for the three months ended September 30, 2022 were negatively impacted by lower TCE per day rates achieved in our handysize and supramax/ultramax drybulk carrier segments, reflecting the weaker spot markets in these segments which was additionally impacted by a reduction in short-term operating days.

Handysize TCE per day was $23,257 per day for the three months ended September 30, 2022 and $25,919 per day for the three months ended September 30, 2021. Supramax/ultramax TCE per day was $25,645 per day for the three months ended September 30, 2022 and $29,934 per day for the three months ended September 30, 2021.

Cost of sales was $68.7 million for the three months ended September 30, 2022 and $73.2 million for the three months ended September 30, 2021. The decrease was primarily due to the decrease in short-term operating days for supramax/ultramax resulting in decreased voyage expenses and short-term charter hire expenses.

Our handysize segment and supramax/ultramax segment cost of sales was $25.9 million and $43.7 million, respectively, for the three months ended September 30, 2022 and $21.4 million and $52.1 million, respectively, for the three months ended September 30, 2021.

Handysize voyage expenses and supramax/ultramax voyage expenses were $7.6 million and $15.8 million, respectively, for the three months ended September 30, 2022 and $6.6 million and $19.7 million, respectively, for the three months ended September 30, 2021. Handysize charter hire and supramax/ultramax charter hire were $5.7 million and $11.9 million, respectively, for the three months ended September 30, 2022 and $3.5 million and $17.5 million, respectively, for the three months ended September 30, 2021. Handysize vessel operating costs and supramax/ultramax vessel operating costs were $8.1 million and $4.6 million, respectively, for the three months ended September 30, 2022, and $7.9 million and $4.0 million, respectively, for the three months ended September 30, 2021. Handysize vessel operating costs per day were $5,883 per day for the three months ended September 30, 2022 and $5,707 per day for the three months ended September 30, 2021. Vessel operating costs per day were higher in the handysize drybulk carrier segment for the three months ended September 30, 2022 in comparison to the three months ended September 30, 2021 due to crew repatriation that was timed differently to the previous year. Supramax/ultramax vessel operating costs per day were $5,105 per day for the three months ended September 30, 2022 and $5,306 per day for the three months ended September 30, 2021. Vessel operating costs per day decreased for the three months ended September 30, 2022 in comparison to the three months ended September 30, 2021 due to crew repatriation that was timed differently to the previous year.

The long-term charter-in cost per day for our supramax/ultramax fleet was $15,039 per day during the three months ended September 30, 2022 and $12,858 per day for the three months ended September 30, 2021. The increase is due to the extension of a charter agreement at a higher rate in May 2022. During the three months ended September 30, 2022, out of 1,861 operating days in the supramax/ultramax segment, 74.5% were fulfilled with owned/long-term chartered-in vessels and the remaining 25.5% with short-term chartered-in vessels compared to 2,258 operating days in the supramax/ultramax segment, 61.6% were fulfilled with owned/long-term chartered-in vessels and the remaining 38.4% with short-term chartered-in vessels for the three months ended September 30, 2021.

Gross profit was $38.5 million for the three months ended September 30, 2022 and $62.0 million for the three months ended September 30, 2021.

Other operating income was $0.1 million for the three months ended September 30, 2022 and $0.3 million for the three months ended September 30, 2021.

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Administrative expense was $12.5 million for the three months ended September 30, 2022 and $10.6 million for the three months ended September 30, 2021. The increase was due to the fees associated with the offer to shareholders to purchase their shares during the current year, higher insurance costs and higher staff incentive costs.

Interest income was $0.6 million for the three months ended September 30, 2022 and $0.0 million for the three months ended September 30, 2021.

Interest expense was $4.4 million for the three months ended September 30, 2022 and $2.4 million for the three months ended September 30, 2021.

Income tax expense was $0.1 million for the three months ended September 30, 2022 and $0.0 million for the three months ended September 30, 2021.

Profit for the three months ended September 30, 2022 was $22.2 million compared to $49.3 million for the three months ended September 30, 2021.

Profit attributable to owners of the Company for the three months ended September 30, 2022 was $22.2 million compared to $44.2 million for the three months ended September 30, 2021.

Continuing and Discontinued Operation

Profit for the three months ended September 30, 2022 was $22.2 million compared to $49.1 million for the three months ended September 30, 2021.

Profit attributable to owners of the Company for the three months ended September 30, 2022 was $22.2 million compared to $44.0 million for the three months ended September 30, 2021.

Unaudited Results for the nine months ended September 30, 2022 and 2021

Continuing Operations

Revenue was $379.1 million for the nine months ended September 30, 2022 and $313.4 million for the nine months ended September 30, 2021. Vessel revenue was $348.7 million for the nine months ended September 30, 2022 and $312.9 million for the nine months ended September 30, 2021. Revenue increased due to improved market conditions in the drybulk business mainly in the first half of the year which was slightly offset by a reduction in short-term supramax/ultramax operating days and the sale of a medium range tanker in the first half of 2022 (included in the Other segment under a bareboat charter) compared to no ship sales in continuing operations for the same period in 2021.

Our handysize total revenue and supramax/ultramax total revenue was $132.5 million and $214.6 million, respectively, for the nine months ended September 30, 2022, and $107.6 million and $201.7 million, respectively, for the nine months ended September 30, 2021. Handysize vessel revenue and supramax/ultramax vessel revenue was $132.1 million and $214.5 million, respectively, for the nine months ended September 30, 2022, and $107.2 million and $201.7 million, respectively, for the nine months ended September 30, 2021. The results for the nine months ended September 30, 2022 were positively impacted by higher TCE per day rates achieved in our handysize and supramax/ultramax drybulk carrier segments, reflecting the stronger spot markets in these segments mainly in the first half of the year which was slightly offset by a reduction in supramax/ultramax short-term operating days.

Handysize TCE per day was $24,396 per day for the nine months ended September 30, 2022 and $18,847 per day for the nine months ended September 30, 2021. Supramax/ultramax TCE per day was $27,015 per day for the nine months ended September 30, 2022 and $21,514 per day for the nine months ended September 30, 2021.

Cost of sales was $235.3 million for the nine months ended September 30, 2022 and $203.2 million for the nine months ended September 30, 2021. The increase was primarily due to the cost of a ship sold in the first half of 2022 compared to no ship sales in continuing operations for the same period in 2021 and increased costs for short-term charters on handysize vessels which was slightly offset by a decrease in short-term operating days for supramax/ultramax vessels.

In the drybulk business, our handysize segment and supramax/ultramax segment cost of sales was $71.0 million and $135.8 million, respectively, for the nine months ended September 30, 2022 and $63.0 million and $141.0 million, respectively, for the nine months ended September 30, 2021.

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Handysize voyage expenses and supramax/ultramax voyage expenses were $22.5 million and $47.3 million, respectively, for the nine months ended September 30, 2022 and $20.7 million and $48.4 million, respectively, for the nine months ended September 30, 2021. Handysize vessel operating costs and supramax/ultramax vessel operating costs were $22.9 million and $13.3 million, respectively, for the nine months ended September 30, 2022, and $23.1 million and $11.5 million, respectively, for the nine months ended September 30, 2021. Handysize vessel operating costs per day remained relatively flat at $5,603 per day for the nine months ended September 30, 2022 and $5,638 per day for the nine months ended September 30, 2021. Supramax/ultramax vessel operating costs per day remained relatively flat at $5,255 per day for the nine months ended September 30, 2022 and $5,244 per day for the nine months ended September 30, 2021.

The long-term charter-in costs per day for our supramax/ultramax fleet was $14,022 per day during the nine months ended September 30, 2022 and $12,690 per day for the nine months ended September 30, 2021. The increase is due to the extension of a charter agreement in May 2022 at a higher rate. During the nine months ended September 30, 2022, out of 6,189 operating days in the supramax/ultramax segment, 68.6% were fulfilled with owned/long-term chartered-in vessels and the remaining 31.4% with short-term chartered-in vessels compared to 7,122 operating days in the supramax/ultramax segment, 58.8% were fulfilled with owned/long-term chartered-in vessels and the remaining 41.2% with short-term chartered-in vessels for the nine months ended September 30, 2021.

Gross profit was $143.8 million for the nine months ended September 30, 2022 and $110.2 million for the nine months ended September 30, 2021.

Other operating income was $3.8 million for the nine months ended September 30, 2022 and $3.7 million for the nine months ended September 30, 2021.

Administrative expense was $28.4 million for the nine months ended September 30, 2022 and $24.8 million for the nine months ended September 30, 2021. Administrative expense increased in the nine months ended September 30, 2022 as compared to the nine months ended September 30, 2021 due to the fees associated with the offer to shareholders to purchase their shares during the current year, higher insurance costs and higher staff incentive costs.

Interest income was $0.8 million for the nine months ended September 30, 2022 and $0.1 million for the nine months ended September 30, 2021.

Interest expense was $11.8 million for the nine months ended September 30, 2022 and $9.5 million for the nine months ended September 30, 2021.

Income tax (expense) benefit was an expense of $0.4 million for the nine months ended September 30, 2022 and a benefit of $0.1 million for the nine months ended September 30, 2021.

Profit for the nine months ended September 30, 2022 was $107.9 million and $79.8 million for the nine months ended September 30, 2021.

Profit attributable to owners of the Company for the nine months ended September 30, 2022 was $107.9 million and $69.2 million for the nine months ended September 30, 2021.

Continuing and Discontinued Operation

Profit for the nine months ended September 30, 2022 was $107.9 million compared to a profit of $76.7 million for the nine months ended September 30, 2021.

Profit attributable to owners of the Company for nine months ended September 30, 2022 was $107.9 million compared to $66.1 million for the nine months ended September 30, 2021.

Net cash flows generated from operating activities was $168.3 million for the nine months ended September 30, 2022 and $136.6 million for the nine months ended September 30, 2021. Net cash generated from (used in) investing activities was an inflow of $0.1 million for the nine months ended September 30, 2022 and an outflow of $46.3 million for the nine months ended September 30, 2021. Net cash flows used in financing activities was $130.5 million for the nine months ended September 30, 2022 and $51.8 million for the nine months ended September 30, 2021.

As of September 30, 2022, we had cash and equivalents of $140.8 million and restricted cash of $9.8 million.

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Conference Call details

The Company will not be holding a conference call and webcast to discuss the results due to the currently open Tender Offer from Taylor Maritime Investments Limited.

About Grindrod Shipping

Grindrod Shipping owns and operates a diversified fleet of owned, long-term and short-term chartered-in drybulk vessels predominantly in the handysize and supramax/ultramax segments. The drybulk business, which operates under the brand “Island View Shipping” (“IVS”) includes a core fleet of 31 vessels consisting of 15 handysize drybulk carriers and 16 supramax/ultramax drybulk carriers. The Company is based in Singapore, with offices in London, Durban, Tokyo and Rotterdam. Grindrod Shipping is listed on NASDAQ under the ticker “GRIN” and on the JSE under the ticker “GSH”.

Fleet Table

The following table sets forth certain summary information regarding our fleet as of the date of this press release.

Drybulk Carriers — Owned Fleet (25 Vessels)

Vessel Name	Built	Country of Build	DWT	Type of Employment
Handysize – Eco
IVS Tembe	2016	Japan	37,740	IVS Commercial(1)
IVS Sunbird	2015	Japan	33,400	IVS Handysize Pool
IVS Thanda	2015	Japan	37,720	IVS Commercial(1)
IVS Kestrel	2014	Japan	32,770	IVS Handysize Pool
IVS Phinda	2014	Japan	37,720	IVS Commercial(1)
IVS Sparrowhawk	2014	Japan	33,420	IVS Handysize Pool
Handysize
IVS Merlion	2013	China	32,070	IVS Handysize Pool
IVS Raffles	2013	China	32,050	IVS Handysize Pool
IVS Ibis	2012	Japan	28,240	IVS Handysize Pool
IVS Kinglet(2)	2011	Japan	33,130	IVS Handysize Pool
IVS Magpie(2)	2011	Japan	28,240	IVS Handysize Pool
IVS Orchard	2011	China	32,530	IVS Handysize Pool
IVS Knot(2)	2010	Japan	33,140	IVS Handysize Pool
IVS Sentosa	2010	China	32,700	IVS Handysize Pool
IVS Kingbird	2007	Japan	32,560	IVS Handysize Pool
Supramax/Ultramax – Eco
IVS Prestwick	2019	Japan	61,300	IVS Supramax Pool
IVS Okudogo	2019	Japan	61,330	IVS Supramax Pool
IVS Phoenix(2)	2019	Japan	61,470	IVS Supramax Pool
IVS Swinley Forest	2017	Japan	60,490	IVS Supramax Pool
IVS Gleneagles	2016	Japan	58,070	IVS Supramax Pool
IVS North Berwick	2016	Japan	60,480	IVS Supramax Pool
IVS Bosch Hoek	2015	Japan	60,270	IVS Supramax Pool
IVS Hirono	2015	Japan	60,280	IVS Supramax Pool
IVS Wentworth	2015	Japan	58,090	IVS Supramax Pool
IVS Pinehurst(3)	2015	Philippines(4)	57,810	IVS Supramax Pool

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Drybulk Carriers — Long-Term Charter-In Fleet (6 Vessels)

Vessel Name	Built	Country of Build	DWT	Daily Charter - in Rate(5) on Sep 30, 2022	Charter- in Period (6)		Purchase Option Price (Millions)	Type of Employment
Supramax/Ultramax – Eco
IVS Atsugi(7)	2020	Japan	62,660	$12,200	2023-24		$25.2	IVS Supramax Pool
IVS Pebble Beach(8)	2020	Japan	62,660	$12,200	2023-24		$25.2	IVS Supramax Pool
IVS Hayakita(9)	2016	Japan	60,400	$13,500	2023-26	$	~20.8	IVS Supramax Pool
IVS Windsor(10)	2016	Japan	60,280	$13,385	2023-26		$-	IVS Supramax Pool
IVS Crimson Creek(11)	2014	Japan	57,950	$26,276	2023		$-	IVS Supramax Pool
IVS Naruo(12)	2014	Japan	60,030	$12,750	2023-24	$	~12.4	IVS Supramax Pool

(1)	Commercially managed by Grindrod Shipping alongside the IVS Handysize Pool.
(2)

IVS Knot, IVS Kinglet, IVS Magpie and IVS Phoenix have each undergone separate financing arrangements in which we sold these vessels but retained the right to control the use of these vessels for a period up to 2030, 2031, 2031 and 2036, respectively, and we have an option to acquire IVS Knot, IVS Kinglet and IVS Magpie commencing in 2021 and IVS Phoenix in 2023. We regard the vessels as owned since we have retained the right to control the use of the vessels.

(3)	We purchased the IVS Pinehurst for $18.0 million and took delivery on July 25, 2022.

(4)	Constructed at Tsuneishi Cebu Shipyard, a subsidiary of Tsuneishi Shipbuilding of Japan.

(5)

Charter-in rate: The basic payment to the charterer for the use of the vessel under time charter. The amount is usually for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current shipping market rates. The rate does not include any additional costs that are specified in the contract such as brokerage costs and victualing costs.

(6)	Expiration date range represents the earliest and latest re-delivery periods due to extension options.

(7)

Chartered-in until Q4 2023 with one one-year option to extend, at charter-in rates of $13,700 per day. The purchase option is exercisable beginning in Q4 2022 and any time thereafter to expiry date, subject to contract terms and conditions. The purchase option price reduces with a linear depreciation of $1.0 million per year or prorate.

(8)

Chartered-in until Q3 2023 with one one-year option to extend, at charter-in rates of $13,700 per day. The purchase option is exercisable beginning in Q3 2022 and any time thereafter to expiry date, subject to contract terms and conditions. The purchase option price reduces with a linear depreciation of $1.0 million per year or prorate.

(9)

Chartered-in until Q3 2023 with two one-year options and one nine-month option to extend, at charter-in rates of $14,000 per day for the first extension year, $14,500 per day for the second extension year, and $14,800 per day for the following nine-month extension period. The purchase option is exercisable next in Q4 2022 subject to contract terms and conditions and includes an estimated Japanese Yen denominated component but excludes estimated 50/50 profit sharing with vessel owner. The Japanese Yen component has been converted at a rate of 145 Yen to $1.

(10)

Chartered-in until Q3 2023 with two one-year options and one nine-month option to extend, at charter-in rates of $13,885 per day for the first extension year, $14,385 per day for the second extension year, and $14,885 per day for the following nine-month extension period.

(11)	Chartered-in for a period of 11 to 13 months at a charter-in rate of $26,276 per day commencing May 1, 2022.

(12)	Chartered-in until Q4 2023 with one one-year option to extend at $13,000 per day. The purchase option is exercisable at any time prior to expiry date, subject to contract terms and conditions. The option includes an estimated Japanese Yen denominated component which has been converted at a rate of 145 Yen to $1.

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Unaudited Segment Information

	Three months ended September 30,		Nine months ended September 30,
(In thousands of U.S. dollars)	2022	2021	2022	2021
Drybulk Carriers Business
Handysize Segment
Revenue	$43,635	$46,551	$132,450	$107,617
Cost of sales	(25,873)	(21,403)	(71,033)	(62,989)
Gross Profit	17,762	25,148	61,417	44,628
Supramax/Ultramax Segment
Revenue	$63,582	$87,253	$214,572	$201,720
Cost of sales	(43,659)	(52,108)	(135,796)	(141,049)
Gross Profit	19,923	35,145	78,776	60,671

Selected Historical and Statistical Data of Our Operating Fleet

Set forth below are selected historical and statistical data of our operating fleet for the three months ended September 30, 2022 and 2021 and the nine months ended September 30, 2022 and 2021 that we believe may be useful in better understanding our operating fleet’s financial position and results of operations. This table contains certain information regarding TCE per day, vessel operating costs per day and long-term charter-in costs per day which are non-GAAP measures. For a discussion of certain of these measures, see “Non-GAAP Financial Measures” at the end of this press release.

	Three months ended September 30,		Nine months ended September 30,
(In thousands of U.S. dollars)	2022	2021	2022	2021
Drybulk Carriers Business
Handysize Segment
Calendar days(1)	1,648	1,631	4,688	4,789
Available days(2)	1,586	1,572	4,599	4,674
Operating days(3)	1,541	1,537	4,493	4,589
Owned fleet operating days(4)	1,273	1,287	3,900	3,895
Long-term charter-in days(5)	-	-	-	-
Short-term charter-in days(6)	268	250	593	694
Fleet utilization(7)	97.2%	97.8%	97.7%	98.2%
TCE per day(8)	$23,257	$25,919	$24,396	$18,847
Vessel operating costs per day(9)	$5,883	$5,707	$5,603	$5,638
Long-term charter-in costs per day(10)	$-	$-	$-	$-
Supramax/Ultramax Segment
Calendar days(1)	1,940	2,339	6,305	7,302
Available days(2)	1,891	2,318	6,256	7,232
Operating days(3)	1,861	2,258	6,189	7,122
Owned fleet operating days(4)	816	736	2,442	2,140
Long-term charter-in days(5)	571	655	1,804	2,048
Short-term charter-in days(6)	474	867	1,943	2,934
Fleet utilization(7)	98.4%	97.4%	98.9%	98.5%
TCE per day(8)	$25,645	$29,934	$27,015	$21,514
Vessel operating costs per day(9)	$5,105	$5,306	$5,255	$5,244
Long-term charter-in costs per day(10)	$15,039	$12,858	$14,022	$12,690

(1)	Calendar days: total calendar days the vessels were in our possession for the relevant period.

(2)	Available days: total number of calendar days a vessel is in our possession for the relevant period after subtracting off-hire days for scheduled drydocking and special surveys. We use available days to measure the number of days in a relevant period during which vessels should be available for generating revenue.

(3)	Operating days: the number of available days in the relevant period a vessel is controlled by us after subtracting the aggregate number of days that the vessel is off-hire due to a reason other than scheduled drydocking and special surveys, including unforeseen circumstances. We use operating days to measure the aggregate number of days in a relevant period during which vessels are actually available to generate revenue.

(4)	Owned fleet operating days: the number of operating days in which our owned fleet is operating for the relevant period.

8

(5)	Long-term charter-in days: the number of operating days in which our long-term charter-in fleet is operating for the relevant period. We regard chartered-in vessels as long-term charters if the period of the charter we initially commit to is 12 months or more. Once we have included such chartered-in vessels in our fleet, we will continue to regard them as part of our fleet until the end of their chartered-in period, including any period that the charter has been extended under an option, even if at a given time the remaining period of their charter may be less than 12 months.
(6)	Short-term charter-in days: the number of operating days for which we have chartered-in third party vessels for durations of less than one year for the relevant period.
(7)	Fleet utilization: the percentage of time that vessels are available for generating revenue, determined by dividing the number of operating days during a relevant period by the number of available days during that period. We use fleet utilization to measure a company’s efficiency in technically managing its vessels.
(8)	TCE per day: vessel revenue less voyage expenses during a relevant period divided by the number of operating days during the period. The number of operating days used to calculate TCE revenue per day includes the proportionate share of our joint ventures’ operating days and includes charter-in days. Please see “Non-GAAP Financial Measures” above for a discussion of TCE revenue and a reconciliation of TCE revenue to revenue.
(9)	Vessel operating costs per day: vessel operating costs per day represents vessel operating costs divided by the number of calendar days for owned vessels. The vessel operating costs and the number of calendar days used to calculate vessel operating costs per day includes the proportionate share of our joint ventures’ vessel operating costs and calendar days and excludes charter-in costs and charter-in days. Please see “Non-GAAP Financial Measures” above for a discussion of vessel operating costs per day.
(10)

Long-term charter-in costs per day: charter costs associated with long-term chartered-in vessels divided by long-term charter-in days for the relevant period. Please see “Non-GAAP Financial Measures” above for a discussion of long-term charter-in costs and its reconciliation to adjusted charter hire costs. That discussion also shows an analysis of adjusted charter hire costs split between long-term charter-in costs and short-term charter-in costs.

The average long-term charter-in costs per day for the supramax/ultramax fleet for the fourth quarter of 2022 is expected to be approximately $15,209/day.

9

Unaudited Interim Condensed Consolidated Statement of Financial Position

	30 September 2022	31 December 2021
	US$’000	US$’000
ASSETS
Current assets
Cash and bank balances	146,316	107,118
Trade receivables	8,415	8,973
Contract assets	1,854	3,686
Other receivables and prepayments	26,685	22,424
Loans to joint ventures	-	10
Derivative financial instruments	2,355	5,370
Inventories	18,085	13,909
Total current assets	203,710	161,490

Non-current assets
Restricted cash	4,308	6,649
Ships, property, plant and equipment	413,314	437,479
Right-of-use assets	22,901	32,467
Interest in joint ventures	10	13
Derivative financial instruments	-	611
Intangible assets	199	227
Other receivables and prepayments	2,214	380
Other investments	3,292	3,730
Deferred tax assets	1,703	2,123
Total non-current assets	447,941	483,679

Total assets	651,651	645,169

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	27,984	33,874
Contract liabilities	5,805	8,441
Due to joint ventures	47	-
Lease liabilities	21,803	27,375
Bank loans and other borrowings	33,928	28,020
Retirement benefit obligation	110	124
Derivative financial instruments	238	704
Provisions	123	1,019
Income tax payable	582	786
Total current liabilities	90,620	100,343

Non-current liabilities
Trade and other payables	131	160
Lease liabilities	76	5,896
Bank loans and other borrowings	170,065	217,646
Retirement benefit obligation	1,240	1,489
Total non-current liabilities	171,512	225,191

Capital and reserves
Share capital	320,683	320,683
Other equity and reserves	(21,525)	(24,068)
Accumulated profit	90,361	23,020
Total equity	389,519	319,635

Total equity and liabilities	651,651	645,169

10

 Unaudited Interim Condensed Consolidated Statement of Profit or Loss

	Three months ended September 30,		Nine months ended September 30,
(In thousands of U.S. dollars, other than per share data)	2022	2021	2022	2021
Continuing Operations
Revenue	$107,217	$135,130	$379,085	$313,385
Cost of sales
Voyage expenses	(23,441)	(26,284)	(69,830)	(69,367)
Vessel operating costs	(11,920)	(11,143)	(34,022)	(32,468)
Charter hire costs	(17,616)	(20,996)	(52,149)	(54,136)
Depreciation of ships, drydocking and plant and equipment– owned assets	(7,256)	(6,553)	(22,730)	(19,149)
Depreciation of ships and ship equipment – right-of-use assets	(9,044)	(8,863)	(26,571)	(25,909)
Other expenses	515	688	(106)	(2,176)
Cost of ship sale	28	-	(29,897)	-
Gross profit	38,483	61,979	143,780	110,180
Other operating income	65	319	3,848	3,721
Administrative expense	(12,460)	(10,583)	(28,350)	(24,752)
Share of losses of joint ventures	(4)	(1)	(3)	(29)
Interest income	571	48	840	123
Interest expense	(4,416)	(2,413)	(11,790)	(9,536)
Profit before taxation	22,239	49,349	108,325	79,707
Income tax (expense) benefit	(85)	(19)	(376)	59
Profit for the period from continuing operations	22,154	49,330	107,949	79,766

Discontinued operation
Loss for the period from discontinued operation	-	(235)	-	(3,084)
Profit for the period	22,154	49,095	107,949	76,682

Profit for the period attributable to:
Owners of the Company	22,154	43,996	107,949	66,125
Continuing operations	22,154	44,231	107,949	69,209
Discontinued operation	-	(235)	-	(3,084)
Non-controlling interests	-	5,099	-	10,557
	22,154	49,095	107,949	76,682

Profit per share attributable to owners of the Company:
From continuing and discontinued operation
Basic	$1.17	$2.29	$5.72	$3.44
Diluted	$1.14	$2.19	$5.58	$3.29

From continuing operations
Basic	$1.17	$2.30	$5.72	$3.60
Diluted	$1.14	$2.20	$5.58	$3.45
11

Unaudited Summary Statement of Cash Flows

For the nine month period ended 30 September	2022	2021
	US$’000	US$’000
Operating activities
Profit for the period	107,949	76,682
Adjustments for:
Share of losses of joint ventures	3	29
(Gain) loss on disposal of ships	(90)	1,055
Loss on disposal of businesses	-	25
Gain on disposal of plant and equipment, furniture and fittings and motor vehicles	(30)	-
Depreciation and amortisation	50,098	45,972
Reversal of impairment loss recognised on ships	(4,073)	(3,557)
Impairment loss recognised on goodwill and intangibles	-	965
Impairment loss on net disposal group	-	2,551
Reversal of impairment loss recognised on right-of-use assets	-	(1,046)
(Reversal of) impairment loss recognised on financial assets	(45)	658
(Reversal of) provision for onerous contracts	(896)	1,532
Recognition of share-based payments expenses	3,382	1,639
Net foreign exchange gain	(16)	(598)
Interest expense	11,790	10,168
Interest income	(840)	(152)
Income tax expense (benefit)	376	(2,395)
Operating cash flows before movements in working capital and ships	167,608	133,528
Inventories	(4,180)	(3,800)
Trade receivables, other receivables and prepayments	(5,662)	(3,781)
Contract assets	1,832	(2,510)
Trade and other payables	(3,772)	3,950
Contract liabilities	(2,636)	2,322
Due to related parties	-	439
Operating cash flows before movement in ships	153,190	130,148
Capital expenditure on ships	(4,931)	(31,736)
Proceeds from disposal of ships	29,508	47,776
Net cash generated from operations	177,767	146,188
Interest paid	(9,960)	(9,445)
Interest received	840	151
Income tax paid	(332)	(312)
Net cash flows generated from operating activities	168,315	136,582

Investing activities
Cash transferred in from disposal group	-	60
Repayment of loans and amount due from joint ventures	39	3
Purchase of plant and equipment	(105)	(28)
Purchase of intangible assets	(112)	-
Proceeds from disposal of businesses	-	67
Proceeds from disposal of plant and equipment	306	-
Dividends and distributions received from a joint venture	-	185
Payment for acquisition of subsidiary, net of cash acquired	-	(46,634)
Net cash generated from (used in) investing activities	128	(46,347)

12

Unaudited Summary Statement of Cash Flows (Cont’d)

For the nine month period ended 30 September	2022	2021
	US$’000	US$’000

Financing activities
Long-term interest-bearing debt raised	-	48,031
Payment of principal portion of bank loans and other borrowings	(44,073)	(75,004)
Principal repayments on lease liabilities	(47,636)	(26,766)
Acquisition of treasury shares	-	(1,660)
Restricted cash	(275)	3,634
Dividends paid	(38,517)	-
Net cash flows used in financing activities	(130,501)	(51,765)

Net increase in cash and cash equivalents	37,942	38,470
Cash and cash equivalents at the beginning of the period	104,243	37,942
Effect of exchange rate changes on the balance of cash held in foreign currencies	(1,360)	(297)
Cash and cash equivalents at the end of the period	140,825	76,115

During the nine months ended September 30, 2021, cash flows relating to the discontinued operation of the tanker business were cash generated from operating activities of $22,424,000, cash generated by investing activities of $210,000 and cash used in financing activities $26,249,000. There is no discontinued operation during the nine months ended September 30, 2022.

Non-GAAP Financial Measures

The financial information included in this press release includes certain “non-GAAP financial measures” as such term is defined in SEC regulations governing the use of non-GAAP financial measures. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with IFRS. For example, non-GAAP financial measures may exclude the impact of certain unique and/or non-operating items such as acquisitions, divestitures, restructuring charges, large write-offs or items outside of management’s control. Management believes that the non-GAAP financial measures described below provide investors and analysts useful insight into our financial position and operating performance.

TCE Revenue and TCE per day

TCE revenue is defined as vessel revenue less voyage expenses. Such TCE revenue, divided by the number of our operating days during the period, is TCE per day. Vessel revenue and voyage expenses as reported for our operating segments include a proportionate share of vessel revenue and voyage expenses attributable to our joint ventures based on our proportionate ownership of the joint ventures for the period the joint venture existed during the relevant period. The number of operating days used to calculate TCE per day also includes the proportionate share of our joint ventures’ operating days for the period the joint venture existed during the relevant period and also includes charter-in days.

TCE per day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters have to cover voyage expenses and are generally not expressed in per-day amounts while charter hire rates for vessels on time charters do not cover voyage expenses and generally are expressed in per day amounts.

Below is a reconciliation from TCE revenue to revenue for the three month period ended September 30, 2022 and 2021.

	Three months ended September 30,
	2022			2021
(In thousands of U.S. dollars)	Revenue	Voyage Expenses	TCE Revenue	Revenue	Voyage Expenses	TCE Revenue
Vessel revenue
Handysize	43,478	(7,639)	35,839	46,460	(6,622)	39,838
Supramax/ultramax	63,528	(15,802)	47,726	87,253	(19,662)	67,591
Other	-			1,325
Other revenue	211			92
Revenue	107,217			135,130

13

Below is a reconciliation from TCE revenue to revenue for the nine months ended September 30, 2022 and 2021.

	Nine months ended September 30,
	2022			2021
(In thousands of U.S. dollars)	Revenue	Voyage Expenses	TCE Revenue	Revenue	Voyage Expenses	TCE Revenue
Vessel revenue
Handysize	132,115	(22,505)	109,610	107,217	(20,729)	86,488
Supramax/ultramax	214,518	(47,324)	167,194	201,666	(48,441)	153,225
Other	2,082			4,047
Ship sale revenue	29,981			-
Other revenue	389			455
Revenue	379,085			313,385

Vessel operating costs per day

Vessel operating costs per day represents vessel operating costs divided by the number of calendar days for owned vessels during the period. The vessel operating costs and the number of calendar days used to calculate vessel operating costs per day includes the proportionate share of our joint ventures’ vessel operating costs and calendar days for the period the joint venture existed during the relevant period and excludes charter-in costs and charter-in days.

Vessel operating costs per day is a non-GAAP performance measure commonly used in the shipping industry to provide an understanding of the daily technical management costs relating to the running of owned vessels.

Long-term charter-in costs and Long-term charter-in costs per day

Long-term charter-in costs is defined as the charter costs relating to chartered-in vessels included in our fleet from time to time, which are vessels for which the period of the charter that we initially commit to is 12 months or more, even if at a given time the remaining period of their charter may be less than 12 months (“long-term charter-in vessels”). Such long-term charter-in costs, divided by the number of operating days for the relevant vessels during the period, is long-term charter-in costs per day.

Long-term charter-in costs and long-term charter-in costs per day are non-GAAP performance measures used primarily to provide an understanding of the total costs and total costs per day relating to the charter-in of the Company’s long-term chartered-in vessels.

Below is a reconciliation from Long-term charter-in costs to Charter hire costs for the three month period ended September 30, 2022 and 2021.

	Three months ended September 30,
	2022
(In thousands of U.S. dollars)	Charter hire costs	Lease payments on Ships	Adjusted charter hire costs	Long-term charter-in costs	Short-term charter-in costs	Adjusted charter hire costs
Handysize	5,746	-	5,746	-	5,746	5,746
Supramax/ultramax	11,870	10,837	22,707	8,587	14,120	22,707
	17,616	10,837	28,453			28,453

	Three months ended September 30,
	2021
(In thousands of U.S. dollars)	Charter hire costs	Lease payments on Ships	Adjusted charter hire costs	Long-term charter-in costs	Short-term charter-in costs	Adjusted charter hire costs
Handysize	3,538	-	3,538	-	3,538	3,538
Supramax/ultramax	17,458	9,157	26,615	8,422	18,193	26,615
	20,996	9,157	30,153			30,153

14

Below is a reconciliation from Long-term charter-in costs to Charter hire costs for the nine months ended September 30, 2022 and 2021.

	Nine months ended September 30,
	2022
(In thousands of U.S. dollars)	Charter hire costs	Lease payments on Ships	Adjusted charter hire costs	Long-term charter-in costs	Short-term charter-in costs	Adjusted charter hire costs
Handysize	11,676	-	11,676	-	11,676	11,676
Supramax/ultramax	40,473	29,914	70,387	25,296	45,091	70,387
	52,149	29,914	82,063			82,063

	Nine months ended September 30,
	2021
(In thousands of U.S. dollars)	Charter hire costs	Lease payments on Ships	Adjusted charter hire costs	Long-term charter-in costs	Short-term charter-in costs	Adjusted charter hire costs
Handysize	8,566	-	8,566	-	8,566	8,566
Supramax/ultramax	45,570	27,410	72,980	25,989	46,991	72,980
	54,136	27,410	81,546			81,546

15

EBITDA and Adjusted EBITDA

EBITDA is defined as earnings before income tax benefit (expense), interest income, interest expense, share of profits (losses) of joint ventures and depreciation and amortization. Adjusted EBITDA is EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-recurring, non-operating or other items that we believe are not indicative of the ongoing performance of our core operations.

EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by IFRS, and should not be considered in isolation or used as alternatives to profit for the period or any other indicator of our operating performance.

Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing our operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.

The table below presents the reconciliation between profit for the period from continuing operations to EBITDA from continuing operations and Adjusted EBITDA from continuing operations for the three month period ended September 30, 2022 and 2021 and nine months ended September 30, 2022 and 2021.

	Three months ended September 30,		Nine months ended September 30,
(In thousands of U.S. dollars)	2022	2021	2022	2021
Profit for the period from continuing operations	$22,154	$49,330	$107,949	$79,766
Adjusted for:
Income tax expense (benefit)	85	19	376	(59)
Interest income	(571)	(48)	(840)	(123)
Interest expense	4,416	2,413	11,790	9,536
Share of losses of joint ventures	4	1	3	29
Depreciation and amortization	16,555	15,702	50,098	45,935

EBITDA from continuing operations	42,643	67,417	169,376	135,084

Adjusted for
Reversal of impairment loss recognized on ships	-	-	(4,073)	(3,557)
Impairment loss recognized on goodwill and intangibles	-	-	-	965
Reversal of impairment loss recognized on right-of-use assets	-	-	-	(1,046)
Primary registration and offering related expenses	3,186	-	3,186	-
Secondary registration and offering related expenses	-	633	-	633
Share based compensation	1,990	1,127	3,382	1,639

Adjusted EBITDA from continuing operations	47,819	69,177	171,871	133,718

16

Adjusted net income and Adjusted Earnings per share

Adjusted net income is defined as Profit for the period attributable to the owners of the Company adjusted for reversal of impairment loss recognized on ships, impairment loss recognized on goodwill and intangibles, reversal of impairment loss recognized on right-of-use assets, impairment loss on net disposal group, loss on disposal of business, share based compensation and non-recurring expenditure. Adjusted Earnings per share represents this figure divided by the weighted average number of ordinary shares outstanding for the period.

Adjusted net income is used by management for forecasting, making operational and strategic decisions, and evaluating current company performance. It is also one of the inputs used to calculate the variable amount that will be returned to shareholders in the form of quarterly dividends and/or share repurchases. Adjusted net income is not recognized by IFRS, and should not be considered in isolation or used as alternatives to profit for the period or any other indicator of our operating performance.

Our presentation of Adjusted net income is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. We consider Adjusted net income to be useful to management and investors because it eliminates items that are unrelated to the overall operating performance and that may vary significantly from period to period. Identifying these elements will facilitate comparison of our operating performance to the operating performance of our peers. The definitions of Adjusted net income used by us may not be comparable to similar measures used by other companies.

The table below presents the reconciliation between Adjusted net income for continuing operations to Profit for the period attributable to the owners of the Company for continuing operations for the three month period ended September 30, 2022 and 2021 and nine months ended September 30, 2022 and 2021.

	Three months ended September 30,		Nine months ended September 30,
(In thousands of U.S. dollars)	2022	2021	2022	2021
Profit for the period attributable to owners of the Company for continuing operations	$22,154	$44,231	$107,949	$69,209
Adjusted for:
Reversal of impairment loss recognized on ships	-	-	(4,073)	(3,557)
Impairment loss recognized on goodwill and intangibles	-	-	-	965
Reversal of impairment loss recognized on right-of-use assets	-	-	-	(1,046)
Primary registration and offering related expenses	3,186	-	3,186	-
Secondary registration and offering related expenses	-	633	-	633
Share based compensation	1,990	1,127	3,382	1,639

Adjusted net income for continuing operations	27,330	45,991	110,444	67,843

Weighted average number of shares on which the profit per share and adjusted earnings per share has been calculated	18,996,493	19,242,116	18,878,988	19,216,386
Effect of dilutive potential ordinary shares	460,637	863,168	460,637	863,168
Weighted average number of ordinary shares for the purpose of calculating diluted profit per share and diluted adjusted earnings per share	19,457,130	20,105,284	19,339,625	20,079,554

Basic profit per share for continuing operations	$1.17	$2.30	$5.72	$3.60
Diluted profit per share for continuing operations	1.14	2.20	5.58	3.45

Basic adjusted earnings per share for continuing operations	$1.44	$2.39	$5.85	$3.53
Diluted adjusted earnings per share for continuing operations	1.40	2.29	5.71	3.38

17

 Headline earnings and Headline earnings per share

The Johannesburg Stock Exchange, or JSE, requires that we calculate and publicly disclose Headline earnings per share and diluted Headline earnings per share. Headline earnings per share is calculated using net income which has been determined based on IFRS. Accordingly, this may differ to the Headline earnings per share calculation of other companies listed on the JSE because such companies may report their financial results under a different financial reporting framework such as U.S. GAAP.

Headline earnings for the period represents profit for the period attributable to owners of the Company adjusted for the re-measurements that are more closely aligned to the operating or trading results as set forth below, and Headline earnings per share represents this figure divided by the weighted average number of ordinary shares outstanding for the period.

The table below presents a reconciliation between Profit for the period attributable to owners of the Company to Headline earnings for the three month period ended September 30, 2022 and 2021 and nine months ended September 30, 2022 and 2021.

	Three months ended September 30,		Nine months ended September 30,
(In thousands of U.S. dollars, except per share data)	2022	2021	2022	2021
Profit for the period attributable to owners of the Company	$22,154	$43,996	$107,949	$66,125
Adjusted for:
Reversal of impairment loss recognized on ships	-	-	(4,073)	(3,557)
Reversal of impairment loss recognized on right-of-use assets	-	-	-	(1,046)
Impairment loss recognized on goodwill and intangibles	-	-	-	965
Impairment loss on net disposal group	-	-	-	2,551
Loss on disposals of business	-	-	-	25

Headline earnings	22,154	43,996	103,876	65,063

Weighted average number of shares on which the profit per share and headline earnings per share has been calculated	18,996,493	19,242,116	18,878,988	19,216,386
Effect of dilutive potential ordinary shares	460,637	863,168	460,637	863,168
Weighted average number of ordinary shares for the purpose of calculating diluted profit per share and diluted headline earnings per share	19,457,130	20,105,284	19,339,625	20,079,554

Basic profit per share	$1.17	$2.29	$5.72	$3.44
Diluted profit per share	1.14	2.19	5.58	3.29

Basic headline earnings per share	$1.17	$2.29	$5.50	$3.39
Diluted headline earnings per share	1.14	2.19	5.37	3.24

Responsibility Statement

The directors of the Company (including those who may have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed herein are fair and accurate and that no material facts have been omitted from this announcement, the omission of which would make any statement in this announcement misleading, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted or reproduced from published or otherwise publicly available sources or obtained from the Offeror, the sole responsibility of the Directors has been to ensure, through reasonable enquiries, that such information is accurately extracted from such sources or, as the case may be, accurately reflected or reproduced herein.

18

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act 1995 with respect to Grindrod Shipping’s financial condition, results of operations, cash flows, business strategies, operating efficiencies, competitive position, growth opportunities, plans and objectives of management, and other matters. These forward-looking statements, including, among others, those relating to our future business prospects, revenues and income, are necessarily estimates and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including those set forth below. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Grindrod Shipping at the time these statements were made. Although Grindrod Shipping believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Grindrod Shipping. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Grindrod Shipping’s future operating or financial results; the strength of world economies, including, in particular, in China and the rest of the Asia-Pacific region; the effects of the COVID-19 pandemic on our operations and the demand and trading patterns for the drybulk market, and the duration of these effects; cyclicality of the drybulk market, including general drybulk shipping market conditions and trends, including fluctuations in charter hire rates and vessel values; changes in supply and demand in the drybulk shipping industry, including the market for Grindrod Shipping’s vessels; changes in the value of Grindrod Shipping’s vessels; changes in Grindrod Shipping’s business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs; competition within the drybulk industry; seasonal fluctuations within the drybulk industry; Grindrod Shipping’s ability to employ its vessels in the spot market and its ability to enter into time charters after its current charters expire; general economic conditions and conditions in the oil and coal industries; Grindrod Shipping’s ability to satisfy the technical, health, safety and compliance standards of its customers; the failure of counterparties to our contracts to fully perform their obligations with Grindrod Shipping; Grindrod Shipping’s ability to execute its growth strategy; international political and economic conditions including additional tariffs imposed by China and the United States; potential disruption of shipping routes due to weather, accidents, political events, natural disasters or other catastrophic events; vessel breakdowns; corruption, piracy, military conflicts, political instability and terrorism in locations where we may operate, including the recent conflicts between Russia and Ukraine and tensions between China and Taiwan; fluctuations in interest rates and foreign exchange rates and the changes in the method pursuant to which the London Interbank Offered Rate and other benchmark rates are determined; changes in the costs associated with owning and operating Grindrod Shipping’s vessels; changes in, and Grindrod Shipping’s compliance with, governmental, tax, environmental, health and safety regulations including the International Maritime Organization, or IMO 2020, regulations limiting sulfur content in fuels; potential liability from pending or future litigation; Grindrod Shipping’s ability to procure or have access to financing, its liquidity and the adequacy of cash flows for its operation; the continued borrowing availability under Grindrod Shipping’s debt agreements and compliance with the covenants contained therein; Grindrod Shipping’s ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of its vessels; Grindrod Shipping’s dependence on key personnel; Grindrod Shipping’s expectations regarding the availability of vessel acquisitions and its ability to buy and sell vessels and to charter-in vessels as planned or at prices we deem satisfactory; adequacy of Grindrod Shipping’s insurance coverage; effects of new technological innovation and advances in vessel design; and the other factors set out in “Item 3. Key Information-Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission on March 25, 2022. Grindrod Shipping undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events except as required by law.

Company Contact:

Stephen Griffiths

Interim CEO / CFO

Grindrod Shipping Holdings Ltd.

200 Cantonment Road, #03-01 Southpoint

Singapore, 089763

Email: ir@grindrodshipping.com

Website: www.grinshipping.com

Investor Relations / Media Contact:

Nicolas Bornozis / Paul Lampoutis

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

Email: grindrod@capitallink.com

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